ANADARKO PETROLEUM CORPORATION	MAIN: 832 636-1000 • DIRECT 832-636-7788 • EMAIL: chris.champion@anadarko.com 1200 TIMBERLOCH PLACE • THE WOODLANDS, TX 77380 P.O. BOX 1330 * HOUSTON, TX 77251-1330 (MAIL)
CHRIS CHAMPION
VICE PRESIDENT, CHIEF ACCOUNTING OFFICER AND CONTROLLER

June 3, 2015
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      Anadarko Petroleum Corporation (the “Company” or “Anadarko”)
            Form 10-K for Fiscal Year Ended December 31, 2014
            Response Dated April 14, 2015
            File No. 1-08968

Dear Mr. Horowitz:
On May 20, 2015, the Company received the comments of the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) regarding our Form 10-K for Fiscal Year Ended December 31, 2014 (“Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.
Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-K is materially accurate and, accordingly, that amendment is not necessary.
We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ethan Horowitz
United States Securities and Exchange Commission
June 3, 2015

Form 10-K for Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Note 6 — Suspended Exploratory Well Costs, page 103

1.
We note your response to prior comment 2. To better describe management’s evaluation of the suspended exploratory well costs associated with your projects in Brazil and Ghana, please expand your disclosure to provide additional detail describing the steps necessary to classify the related reserves as proved and the remaining timeline (i.e., when management expects these steps to occur).

Response:  We will expand our disclosure in the Company’s Form 10-K for the year ended December 31, 2015, to better describe management’s evaluation of suspended exploratory well costs. We will provide additional detail, similar to the detail provided in our response to prior comment 2, describing the steps necessary to classify the related reserves as proved, as well as the remaining timeline to the extent it can be reasonably ascertained.
Note 17 — Contingencies, page 121
Deepwater Horizon Events, page 122
Penalties and Fines, page 124

2.
We have reviewed your response to prior comment 3 and note that you are unable to estimate the penalty to be assessed under the Clean Water Act (“CWA”) or formulate a meaningful range of potential loss. Your response explains that you considered various qualitative factors to support your conclusion that any potential CWA penalty would not materially impact your financial statements. Please tell us about the degree to which you performed an analysis of quantitative factors and describe how that analysis impacted your conclusion regarding the materiality of a potential CWA penalty. In addition, please tell us how you determined whether there is at least a reasonable possibility that you may have incurred a material loss exceeding the amount of the CWA penalty recognized. Refer to FASB ASC 450-20-50 and SAB Topic 5Y.

Response:  The District Court must apply the CWA’s eight statutory penalty factors in order to set a penalty amount: economic benefit to the violator; degree of culpability; seriousness of the violation; the nature, extent, and degree of success of any efforts to minimize or mitigate the effects of the discharge; prior history of violations; other penalties for the same incident; economic impact of the penalty on the violator; and other matters as justice may require. While some of these factors may involve quantitative elements, the discretion of the District Court in applying such factors necessitates an analysis that is still ultimately qualitative in nature. As noted in the Company’s previous SEC filings, previous CWA penalty assessments have not been based solely on a simple per-barrel penalty assessment and have often been influenced by some or all of the subjective factors included in the CWA.

Mr. Ethan Horowitz
United States Securities and Exchange Commission
June 3, 2015

That same discretion of the District Court could potentially result in a penalty in excess of what the Company has accrued. However, the Company believes that almost all of the statutory factors support a penalty assessment that would not materially impact the Company’s financial condition, results of operations, or cash flows. In particular, the District Court has ruled that the Company was not negligent, bears no fault for the spill, and therefore has no “degree of culpability.” We are not aware that any Court has ever assessed a substantial CWA penalty against a party who has been found by a court to bear no fault for a spill. The Company’s analysis also considered (1) the $90 million settlement by the other minority, non-operating investor in the Macondo well, as well as (2) the $1 billion civil settlement by the rig operator, which was not only found by the District Court to be 30% at fault for the operations on the Deepwater Horizon rig, but also settled related criminal charges. Both of these settlements are far below the statutory maximum for penalties under the CWA.
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Mr. Ethan Horowitz
United States Securities and Exchange Commission
June 3, 2015

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7788.

Very truly yours,

/s/ Chris Champion

cc:       Eric D. Mullins, Chairperson, Audit Committee
            Robert G. Gwin, Executive Vice President, Finance and Chief Financial Officer
            Robert K. Reeves, Executive Vice President, General Counsel, Chief Administrative Officer
            Mark L. Zajac, KPMG LLP
            D. Alan Beck, Jr., Vinson & Elkins LLP